UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GARNIER, ANTON C.
   Southwest Water Company
   225 North Barranca Avenue, Suite 200
   West Covina, CA  91791
2. Issuer Name and Ticker or Trading Symbol
   SOUTHWEST WATER COMPANY
   SWWC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 28, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President, Chief Executive Officer and Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $0.01 par val|      |    | |                  |   |           |54,263             |D     |/3                         |
ue                         |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $0.01 par val|      |    | |                  |   |           |141,284            |D     |/3                         |
ue                         |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $0.01 par val|2/1-2/|S   | |21,875            |D  |$12.13-12.4|*                  |      |*Note /1-Side 2            |
ue                         |5/01  |    | |                  |   |5          |                   |      |                           |
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Common Stock, $0.01 par val|2/12/0|S   | |12,886            |D  |$12.25     |*                  |      |*Note /2-Side 2            |
ue                         |1     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Option (Right to|$2.90   |3/28/|A   | |23,750     |A  |/4   |1/29/|Common Stock|23,750 |       |23,750      |D  |            |
 Buy)                 |        |94   |    | |           |   |     |04   |            |       |       |            |   |            |
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Stock Option (Right to|$2.90   |3/14/|A   | |23.750     |A  |/5   |3/15/|Common Stock|23,750 |       |23,750      |D  |            |
 Buy)                 |        |95   |    | |           |   |     |05   |            |       |       |            |   |            |
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Stock Option (Right to|$3.85   |2/8/9|A   | |29,531     |A  |/5   |2/9/0|Common Stock|29,531 |       |29,531      |D  |            |
 Buy)                 |        |6    |    | |           |   |     |6    |            |       |       |            |   |            |
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Stock Option (Right to|$8.08   |2/12/|A   | |29,531     |A  |/7   |2/13/|Common Stock|29,531 |       |29,531      |D  |            |
 Buy)                 |        |97   |    | |           |   |     |07   |            |       |       |            |   |            |
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Stock Option (Right to|$6.83   |1/27/|A   | |58,593     |A  |/8   |1/28/|Common Stock|58,593 |       |58,593      |D  |            |
 Buy)                 |        |98   |    | |           |   |     |08   |            |       |       |            |   |            |
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Stock Option (Right to|$8.06   |2/4/9|A   | |56,250     |A  |/9   |2/5/0|Common Stock|56,250 |       |56,250      |D  |            |
 Buy)                 |        |9    |    | |           |   |     |9    |            |       |       |            |   |            |
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Stock Option (Right to|$11.65  |1/13/|A   | |56,250     |A  |/10  |1/14/|Common Stock|56,250 |       |56,250      |D  |            |
 Buy)                 |        |00   |    | |           |   |     |10   |            |       |       |            |   |            |
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Stock Option (Right to|$11.25  |2/8/0|A   | |50,000     |A  |/11  |2/9/0|Common Stock|50,000 |       |50,000      |D  |            |
 Buy)                 |        |1    |    | |           |   |     |8    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |(327,655)   |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
*Note /1 Front Side: Between February 1-February 5, 2001, a total of 21,875 shares of SWWC Common stock were sold by Valinda Engineering
Corporation, of which Mr. Garnier's proportionate interest included all of the 21,875 shares, reported on line item 1 on the front side as sold. All
SWWC Common shares owned by Valinda Engineering have been sold.
*Note/2 Front Side: On February 12, 2001, a total of 12,937 shares of SWWC Common stock were sold by Cal-Pacific Finance Company (CPFC), of which Mr. Garnier's proportionate interest included 12,886 of the shares sold. CPFC holds a balance of 15,000 shares of SWWC Common stock. Mr.
Garnier holds a 21% interest in CPFC; however, it is unknown how many shares he would receive upon a liquidation of CPFC.
 /4 Exercisable @ 1/5 a year beginning 3/28/95. /5 Exercisable @ 1/5 a year beginning 3/14/96. /6 Exercisable @ 1/5 a year beginning 2128/97. /7 exercisable @ 1/5 a year beginning 2/12/98. /8 Exercisable @ 1/5 a year beginning 1/27/99. /9 Exercisable @ 1/5 a year beginning 2/4/00.
/10 exercisable @ 1/5 a year beginning 1/13/01. /11 Exercisable @ 1/5 a year beginning 2/8/02.
  /3, /4, /5, /6, /7, /8, /9 and /10 adjusted for stock dividends/splits on 1/20/96, 1/20/97, 1/20/98, 10/20/98 and 10/20/99 and 1/19/01.
SIGNATURE OF REPORTING PERSON
          \s\ Anton C. Garnier
DATE
 March 9, 2001